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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                    FORM 11-K






(Mark One):

    |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

          For the fiscal year ended December 31, 2002

                                       OR

    |_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

          For the transition period from                 to
                                         ---------------    ---------------

          Commission file number:  1-11083




          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Boston Scientific Corporation
                         401(k) Retirement Savings Plan



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537

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                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          BOSTON SCIENTIFIC CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN




                          YEAR ENDED DECEMBER 31, 2002

          BOSTON SCIENTIFIC CORPORATION 401(K) RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          YEAR ENDED DECEMBER 31, 2002




                                    CONTENTS



Report of Ernst & Young LLP, Independent Auditors..........................   1


AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits.......................   2
Statement of Changes in Net Assets Available for Plan Benefits.............   3
Notes to Financial Statements..............................................   4


SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............   9

                Report of Ernst & Young LLP, Independent Auditors


401(k) Plan Administration and Investment Committee and Participants Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                           /s/ Ernst & Young LLP
Boston, Massachusetts
April 22, 2003

          Boston Scientific Corporation 401(k) Retirement Savings Plan

              Statements of Net Assets Available for Plan Benefits





                                                           DECEMBER 31
                                                  -----------------------------
                                                      2002             2001
                                                  ------------     ------------

ASSETS
Investments                                       $328,424,527     $285,569,203

Receivables:
    Participant contributions                          857,790          785,529
    Employer contribution                            1,899,792        1,438,809
                                                  ------------     ------------
       Total receivables                             2,757,582        2,224,338
                                                  ------------     ------------

Net assets available for plan benefits            $331,182,109     $287,793,541
                                                  ============     ============







               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 2002




Additions to net assets attributed to:
    Investment Income:
       Interest                                                    $  2,203,419
       Dividends                                                      2,832,564
       Net appreciation in fair value of investments                 16,492,928
                                                                   ------------
                                                                     21,528,911
    Contributions:
       Participants                                                  32,039,637
       Employer                                                      12,891,578
       Participant Rollovers                                          2,536,227
       Transfer of funds from other 401(k) plans                      3,679,155
                                                                   ------------
                                                                     51,146,597
                                                                   ------------
Total additions                                                      72,675,508

Deductions from net assets attributed to:
    Benefits paid to participants                                    29,205,540
    Service fees                                                         81,400
                                                                   ------------
Total deductions                                                     29,286,940
                                                                   ------------
Net increase                                                         43,388,568

Net assets available for plan benefits:
    Beginning of year                                               287,793,541
                                                                   ------------
    End of year                                                    $331,182,109
                                                                   ============





               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

                          Notes To Financial Statements

                                December 31, 2002


1.  DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan for a more complete description of the Plan's provisions, including defined terms. Copies are available from the 401(k) Plan Administration and Investment Committee (the Committee).

GENERAL
The Plan is a defined contribution plan covering all eligible employees who have completed thirty days of service and have attained twenty-one years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2002, assets totaling $3,679,155 from four Company acquisitions made during 2001 were merged into the Plan.


       Interventional Technologies, Inc. 401(k) Plan                $2,878,310
       RadioTherapeutics Corporation 401(k) Plan                       483,160
       Catheter Innovations, Inc. 401(k)
          Retirement Savings Plan                                      237,683
       Quanam Medical Corporation 401(k) Plan                           80,002
                                                                    ----------
                                                                    $3,679,155
                                                                    ==========

CONTRIBUTIONS
A participant may contribute between 1% and 15% of his or her pre-tax annual compensation, as defined in the Plan document, up to established federal limits. In addition, a participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year. Effective January 1, 2003, the Plan was amended to allow non-highly compensated employees, to contribute between 1% and 25% of his or her annual pre-tax compensation.

The Company's matching contribution shall be equal to (i) 100% of the elective pre-tax contributions made on behalf of the participant for the period which do not exceed 2% of the participant's compensation for such period, plus (ii) 50% of the elective pre-tax contributions made on behalf of the participant for the period which exceed 2% but do not exceed 4% of the participant's compensation.

The Plan also provides for an investment fund to hold shares of Pfizer Inc. (Pfizer) common stock transferred from the Pfizer Savings and Investment Plan for former Schneider employees. The Company acquired Schneider Worldwide in September 1998. No contributions can be made to this fund and any earnings on this fund will be allocated to a participant's current investment elections under the Plan. A participant can transfer amounts out of the Pfizer stock fund to other investment funds within the Plan.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

At the discretion of the Board of Directors of the Company, the Company may make an additional discretionary contribution. Employees with three of more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year). No additional discretionary contribution was made in 2002.

PARTICIPANT ACCOUNTS AND VESTING
A participant can allocate his or her account among various investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account.

PARTICIPANT LOANS
A participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are repaid ratably through payroll deductions.

PAYMENT OF BENEFITS Upon termination of service, a participant receives a lump-sum amount equal to the value of his or her account. Effective May 1, 2002, the Plan no longer allows annuity and installment forms of distributions for participants who terminated employment on or after May 1, 2002 or terminated their employment before May 1, 2002, but had not yet begun receiving their Plan benefits by that date. If a terminated participant's account is valued at and remains in excess of $5,000 (minus any rollover amounts), he or she has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a participant may withdraw all or a portion of his or her 401(k) account to the extent necessary to meet a financial hardship, as defined in the Plan.

The Plan also allows withdrawals from after-tax and rollover accounts, for any reason, and allows disabled participants, as defined in the Company's group long-term disability contract, to take withdrawals at any time regardless of age. Participants may also make withdrawals for any reason after attaining age 59 1/2.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting records of the Plan are maintained on the accrual basis.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

3.  INVESTMENTS

The following investments represent 5 percent or more of the Plan's net assets.

                                                             DECEMBER 31,
                                                      --------------------------
                                                          2002          2001
                                                      ------------  ------------

    Boston Scientific Corporation Common Stock Fund   $125,927,566  $ 77,771,753
    Vanguard 500 Index Fund                             45,208,343    52,724,101
    Vanguard U.S. Growth Fund                           25,837,900    37,240,298
    Vanguard Retirement Savings Trust                   39,867,734    24,363,100
    Pfizer Common Stock                                         --    23,376,027
    Vanguard Wellington Fund                            21,594,882    19,508,308

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,492,928 as follows:

    Mutual funds                                      $(37,575,587)
    Common stock                                        54,068,515
                                                      ------------
                                                      $ 16,492,928
                                                      ============



4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

5.  INCOME TAX STATUS

During 2002, the Plan was amended and restated effective January 1, 2001. The Plan has received a determination letter from the Internal Revenue Service dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.



6.  SUBSEQUENT EVENT

Subsequent to year-end, assets totaling $144,052 from a Company acquisition made during 2002 were merged into the Plan.

          Boston Scientific Corporation 401(k) Retirement Savings Plan
                                 EIN #04-2695240
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002




                                                                       Current
Identity of Issue                                 Shares or Units       Value
-----------------                                 ---------------   ------------

  INVESCO:
    Dynamics Fund                                         717,875   $  7,652,546

* Vanguard Group:
    500 Index Fund                                        557,096     45,208,343
    Total Bond Market Index Fund                        1,372,792     14,249,585
    International Growth Fund                           1,041,422     12,663,686
    U.S. Growth Fund                                    2,142,446     25,837,900
    Wellington Fund                                       879,270     21,594,882
    Windsor II Fund                                       563,768     11,726,370
    Retirement Savings Trust                           39,867,734     39,867,734

* Boston Scientific Corporation Common Stock Fund       2,961,608    125,927,566

  Pfizer Common Stock Fund                                471,782     14,422,381

  T. Rowe Small-Cap Stock Fund-Advisor Class               16,196        347,249

* Participants' notes receivable                   5.25% - 10.75%      8,926,285
                                                                    ------------
                                                                    $328,424,527
                                                                    ============


* Indicates party-in-interest to the Plan.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Boston Scientific Corporation
                                          401(k) Retirement Savings Plan


Date:  June 30, 2003                      By: /s/ Lawrence C. Best
                                              -------------------------------
                                              Lawrence C. Best
                                              Member, 401(k) Plan Administration
                                              and Investment Committee